UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Insperity, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45778Q107

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[XX] Rule 13d-1(b)

[XX] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 45778Q107

1.	Names of Reporting Persons. Stadium Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) XXX

(b) ______

3. SEC Use Only

4. Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power -0-
6. Shared Voting Power 1,009,402
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 1,009,402

9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,009,402

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 4.1%

12.	Type of Reporting Person (See Instructions)

OO, IA

CUSIP No. 45778Q107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Stadium Capital Management GP, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) XX

(b) ______

3. SEC Use Only

4. Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power -0-
6. Shared Voting Power 1,009,402
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 1,009,402

9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,009,402

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 4.1%

12.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 45778Q107

1.	Names of Reporting Persons. Stadium Capital Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ______

(b) XXX

3. SEC Use Only

4. Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power -0-
6. Shared Voting Power 944,918
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 944,918

9. Aggregate Amount Beneficially Owned by Each Reporting Person 944,918

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 3.9%

12.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 45778Q107

Names of Reporting Persons.

Stadium Capital Qualified Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ______

(b) XXX

3. SEC Use Only

4. Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power -0-
6. Shared Voting Power 64,484
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 64,484

9. Aggregate Amount Beneficially Owned by Each Reporting Person 64,484

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 0.3%

12.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 45778Q107

1.	Names of Reporting Persons. Alexander M. Seaver

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) XXX

(b) ______

3. SEC Use Only

4. Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power -0-
6. Shared Voting Power 1,009,402
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 1,009,402

9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,009,402

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 4.1%

12.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 45778Q107

1.	Names of Reporting Persons. Bradley R. Kent

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) XXX

(b) ______

3. SEC Use Only

4. Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power -0-
6. Shared Voting Power 1,009,402
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 1,009,402

9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,009,402

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 4.1%

12.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 45778Q107

Item 1.

(a) Name of Issuer

Insperity, Inc.

(b) Address of Issuer's Principal Executive Offices

19001 Crescent Springs Drive, Kingwood, TX 77339

Item 2.

(a)	The names of the persons filing this statement are:

Stadium Capital Management, LLC ("SCM"); Stadium Capital Management GP, L.P. (“SCMGP”);Alexander M. Seaver ("Seaver"); Bradley R. Kent ("Kent"); Stadium Capital Partners, L.P. (“SCP”) and Stadium Capital Qualified Partners, L.P. (“SCQP”)(collectively, the "Filers").

SCP, SCQP and SCMGP are filing this statement jointly with the other Filers, but not as a member of a group and expressly disclaims membership in a group.

(b)	The principal business office of the Filers is located at: 199 Elm Street, New Canaan, CT 06840-5321
(c)	For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d)	This statement relates to shares of common stock of the Issuer (the "Stock").

(e)	The CUSIP number of the Issuer is: 45778Q107

CUSIP No. 45778Q107

Item 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [XX] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

(f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g) [XX] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G) (as to Seaver and Kent).

(h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) [ ] A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J).

(k) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution _______________________________________________________________.

Item 4. Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

SCP and SCQP are investment limited partnerships, the general partner of which is SCMGP. SCM is the general partner of SCMGP, and an investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. Seaver and Kent are the Managing Members of SCM.

CUSIP No. 45778Q107

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

See Item 2(a) of this Schedule.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Material to Be Filed as Exhibits

Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Item 11. Certification.

The following Certification is made by SCM, Kent and Seaver.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

The following Certification is made by SCP, SCQP and SCMGP.

CUSIP No. 45778Q107

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2016

STADIUM CAPITAL MANAGEMENT, LLC By: Bradley R. Kent, Manager	Alexander M. Seaver Bradley R. Kent
STADIUM CAPITAL PARTNERS, L.P. By: Stadium Capital Management GP, L.P. General Partner By: Stadium Capital Management, LLC General Partner By: Bradley R. Kent, Manager	STADIUM CAPITAL MANAGEMENT GP, L.P. By: Stadium Capital Management, LLC General Partner By: Bradley R. Kent, Manager
STADIUM CAPITAL QUALIFIED PARTNERS, L.P. By: Stadium Capital Management GP, L.P. General Partner By: Stadium Capital Management, LLC General Partner By: Bradley R. Kent, Manager

CUSIP No. 45778Q107

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Insperity, Inc. For that purpose, the undersigned hereby constitute and appoint Stadium Capital Management, LLC a Delaware limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: February 4, 2016

STADIUM CAPITAL MANAGEMENT, LLC By: Bradley R. Kent, Manager	Alexander M. Seaver Bradley R. Kent
STADIUM CAPITAL PARTNERS, L.P. By: Stadium Capital Management GP, L.P. General Partner By: Stadium Capital Management, LLC General Partner By: Bradley R. Kent, Manager	STADIUM CAPITAL MANAGEMENT GP, L.P. By: Stadium Capital Management, LLC General Partner By: Bradley R. Kent, Manager
STADIUM CAPITAL QUALIFIED PARTNERS, L.P. By: Stadium Capital Management GP, L.P. General Partner By: Stadium Capital Management, LLC General Partner By: Bradley R. Kent, Manager